11585-33

3-31-02

FORM 6-K

RECD S.E.C.
APR 2 2002
080

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

02030030

For the month of March, 2002

SUEZ
(translation of registrant's name into English)

16, rue de la Ville l'Evêque, 75008 Paris, France (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82___________

PROCESSED
APR 15 2002
THOMSON
FINANCIAL

Société Anonyme – Share Capital: € 2,052,561,930
Head office: 16, rue de la Ville l'Evêque – 75008 PARIS (France)
542 062 559 R.C.S. PARIS

COMBINED ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF APRIL 26, 2002

(in the event of a quorum not being met on April 16, 2002)

Shareholders of Suez are invited to attend the Combined Annual and Extraordinary General Meeting, called on Tuesday, April 16, 2002 at 10 a.m., at the Company's head office, 16, rue de la Ville l'Evêque, 75008 Paris (France).

It is probable that the quorum requirements will not be met at this General Meeting; if this is the case, the Meeting will be re-convened on Friday, April 26, 2002 at 2:30 p.m. at the Palais des Congrès (Grand Auditorium), 2, place de la Porte Maillot, 75017 Paris (France).

AGENDA

- Board of Directors' Report
- Auditors' Reports
- Independent Expert's Report
- Approval of the fiscal year 2001 Company financial statements and the transactions performed during the year
- Appropriation of earnings and declaration of the dividend
- Vote on the Auditors' Report on Agreements involving Directors of the Company
- Approval of the fiscal year 2001 consolidated financial statements
- Appointment of a Director
- Setting of Directors' fees
- Authorization to trade in the Company's shares
- Amendment of the bylaws in compliance with the New Economic Regulations Law n° 2001-420 of May 15, 2001
- Authorization granted to the Board of Directors to increase the share capital of the Company through the issue, with retention of preferential subscription rights, of shares, warrants and/or marketable securities conferring immediate or future entitlement to shares in the Company, or by the capitalization of additional paid-in capital, reserves, earnings or other amounts
- Authorization granted to the Board of Directors to increase the share capital of the Company through the issue, with cancellation of preferential subscription rights, of shares, warrants and/or marketable securities conferring immediate or future entitlement to shares in the Company, including within the context of a public offer for exchange

- Authorization granted to the Board of Directors to reduce the share capital of the Company by canceling shares
- Authorization granted to the Board of Directors to issue shares reserved for employee members of a Suez Group Corporate Savings Plan
- Authorization granted to the Board of Directors to perform a share issue reserved for employee members of a US Group Corporate Savings Plan
- Authorization granted to the Board of Directors to perform a share issue, with cancellation of preferential subscription rights, reserved for Spring Multiple 2002 SCA
- Approval of the US Group Corporate Savings Plan enabling employees of US companies to subscribe to share issues reserved for employee members of the US Group Savings Plan
- Powers to carry out decisions and perform formalities

ELIGIBILITY AND PARTICIPATION AT THE GENERAL MEETING

All shareholders will be eligible to participate in the General Meeting, whatever the number of shares held.

- To be entitled to attend or to be represented at this Meeting:
  - **holders of registered shares** should have their holdings recorded in their name in the register kept by Crédit Agricole Investors Services/CT, at least 1 day prior to the date of the General Meeting;
  - **holders of bearer shares** should file or have filed by the bank, financial institution or broker with which the shares are recorded a certificate stating that their shares are non-transferable up until the date of the General Meeting. The certificate must be filed at least 1 day prior to the date of the Meeting with Crédit Agricole Investors Services/CT*.

- To vote by correspondence, registered shares should be recorded or the certificate stating the non-transferability of bearer shares should be filed at least 3 days prior to the date of the General Meeting.

- Crédit Agricole Investors Services/CT will send holders of registered shares the documents enabling them to attend or be represented at the Meeting, or to vote by correspondence. Holders of fractions of shares will be required to be represented by one such holder who will be considered to own a whole share.

- In accordance with the bylaws, voting rights are vested solely in beneficial owners of the shares.

Subject to filing of a certificate stating that their shares are non-transferable up to the date of the Meeting:

- Shareholders wishing to attend the Meeting in person may obtain an entry card from Crédit Agricole Investors Services/CT*. Applications for entry cards must be received no later than 5 days prior to the date of the Meeting, failing which shareholders may obtain entry cards at the Palais des Congrès on the day of the Meeting;
- Shareholders who are unable to attend the Meeting in person may:
  1. give a form of proxy to their spouse or to another shareholder who plans to attend the Meeting,
  2. send a form of proxy to Crédit Agricole Investors Services/CT, without indicating the name of the proxy, in which case a vote will be cast in favour of the resolutions approved by the Board of Directors,
  3. vote by correspondence.

Shareholders who are unable to attend the General Meeting and who wish to be represented should send their form of proxy to Crédit Agricole Investors Services/CT*, to be received at least 1 day prior to the date of the Meeting.

A combined proxy and voting by correspondence form will be sent directly by Crédit Agricole Investors Services/CT to all holders of registered shares. Holders of bearer shares may obtain a copy of this form as from the date of convocation of the Meeting by writing to Crédit Agricole Investors Services/CT. The application should be made by registered letter with acknowledgement of receipt, to be received by Crédit Agricole Investors Services/CT* no later than 6 days prior to the date of the Meeting.

In order to be taken into account, votes by correspondence must be received by Crédit Agricole Investors Services/CT on the appropriate form, duly completed, at least 3 days prior to the date of the Meeting. Votes by correspondence from holders of bearer shares will be taken into account subject to a certificate stating that the shares are non-transferable being filed with Crédit Agricole Investors Services/CT at least 3 days prior to the date of the Meeting.

Shareholders who have elected to vote by correspondence will not have the right to attend or be represented at the Meeting.

THE BOARD OF DIRECTORS

* Service Assemblées, 128-130, boulevard Raspail – 75288 Paris Cedex 06 (France)

Key consolidated financial data

	2001	2000 pro forma	Change
	(in EUR billions)		
Revenue	**42.4**	34.6	**+ 22.4 %**
Current net income, Group share from core business segments	**1.15**	1.03	**+ 12.5 %**
Net income, Group share	**2.09**	1.92	**+ 8.7 %**
	(in EUR)		
Earnings per share	**2.08**	1.94	**+ 7.6 %**

Fiscal year 2001 and the beginning of 2002 were marked by the following transactions:

- Set-up of an organization dedicated to industrial and tertiary company clients through the creation:
  - At parent company level, of Suez Industrial Solutions, to carry out major multi-service projects for companies,
  - At the three core business segments level, of Tractebel Industrial Solutions, Ondeo Industrial Solutions and Sita One.
- Decision, in January 2001, against bidding for UMTS.
- Transfer, in February 2001, of the new corporate headquarters to 16, rue de la Ville l'Evêque, Paris 8th district.
- Modification, in May 2001, of the corporate name from Suez Lyonnaise des Eaux to "Suez" and adoption of the Société Anonyme à Conseil d'Administration (Limited liability Company with a Board of Directors) legal form instead of Société Anonyme à Directoire et Conseil de Surveillance (Limited Liability Company with Executive and Supervisory Boards)
- Split of the share par value by 5, in May 2001.
- Listing on the New York Stock Exchange on September 18, 2001, as scheduled, despite the events of September 11.
- Listing on the Eurostoxx 50 index on September 24, 2001.
- A2 credit rating for the Group's long-term liabilities by Moody's.
- Launch, by open letter from Gérard Mestrallet, published in Le Monde on October 26, 2001, of the "La vraie bataille de l'eau" (The real water fight).
- Sale of interest in Vinci.
- Deconsolidation of Fortis as of December 31, 2001.
- Squeeze-out bid by Société Générale de Belgique, in January 2002, for the remaining Tractebel shares (1.18% of share capital).
- EUR 1.25 billion bond issue, in February 2002, by GIE Suez Alliance, the Group's new financing vehicle.

ENERGY

- Reorganization of the Electrabel entities around 4 core activities: production, trading, network management and sales, with the implementation of the corporate lay-off plan.
- Friendly takeover bid by Tractebel for the Dutch company GTI.
- Acquisition by the Fabricom Group of the Swiss company Sulzer Infra.
- Acquisition by Trasys of the French IT engineering services company G2i.

- Rationalization of the organization of the Energy Division in Europe with the sale of Tractebel's European assets to Electrabel.
- Creation by Compagnie Nationale du Rhône and Electrabel d'Energie du Rhône, of a joint electricity sales subsidiary in France.
- Creation of Elia by Electrabel to which the Belgian electricity transport networks will be transferred and agreement in principle for the sale of a 30% interest in Elia to the Belgian local authorities.
- Creation by Tractebel of Tractebel Global LNG to accelerate the development of the liquified natural gas activities.
- Takeover by Tractebel of 80% of the Monterrey co-generation project (Mexico) from Enron.
- Acquisition by Tractebel of 95% of the TGV depot construction project in Ankara (Turkey).
- Commissioning of a co-generation unit in Singapore with SembCorp Utilities.
- Demerger of the Distrigaz transport and sales activities.
- Reorganization of the energy services activities with the creation of two operating entities:
  - Tractebel Industrial Installations and Maintenance combining Fabricom, Ineo (EI, GTMH and SEEE) and Endel (Entrepose, Delattre-Levivier),
  - Tractebel Energy Related Services combining in particular Elyo, Axima and Sulzer Infra.
- Partnership agreement signed with "stadwerke" in Gera (Germany).
- Exclusive negotiations between Electrabel and SNCF for a partnership agreement relating to Société Hydroélectrique du Midi (SHEM), an SNCF electricity production subsidiary.

WATER

- Continuation of the creation of the Water Division bringing together all Group water-related activities within a single subsidiary wholly owned by Suez.
- Signature of a water treatment contract in Johannesburg (South Africa).
- Signature by Ondeo Degrémont of a contract for the production of drinking water in New Delhi (India).
- Takeover by Ondeo Nalco of 40% of the remaining interest in NEEC (USA) from Exxon.
- Signature of a water treatment agreement in Sanya (China).
- Win of the construction and wastewater treatment contract in Pusan (South Korea).
- Win by Ondeo Services of the water treatment contract for the Shanghai industrial park (China).
- Win by Ondeo Nalco of an industrial services outsourcing contract in Oman.
- Renewal of two contracts in California and New Jersey (USA).
- Municipalization of the United Water activities in Florida (USA).
- Win by Ondeo Degrémont of the contract for the new wastewater treatment plant in Valence (France).
- Implementation of investment reduction measures to overcome the economic troubles in Argentina.
- Signature of an amendment to the Manila contract (Philippines).
- Ondeo was declared preferred bidder for the Halifax project (Canada).
- Joint acquisition by Ondeo Services and the Peñoles Group of the Mexican assets of Azurix (Enron group).
- Win by Ondeo Services of the water treatment contract for the Shangai industrial park (China).
- Win by Ondeo Degrémont of a contract for the construction of a seawater desalination plant by reverse osmosis in Fajairah (United Arab Emirates).
- Win of BOT (Build, Operate and Transfer) contract in As Samra (Jordan).
- Signature of a BOT contract with the Yangju committee (South Korea).
- Signature of a wastewater purification contract in Cork (Ireland).
- Win by Ondeo Degrémont of two contracts in South Africa (Senegal and Burkina Faso).

WASTE SERVICES

- Completion of the conditions for the transfer of the Tractebel group Watco/EDS activities to Sita.
- Win of a waste management contract in Bristol (UK).
- Acquisition by Teris LLC, joint subsidiary held by Sita and Rhodia, of the Ensco assets, specialist in the treatment of special industrial waste in the USA.
- Win by Sita Australia of the waste collection and recycling contract in Brisbane.
- Inauguration of Sita Tech, the Sita center of expertise in Vernon (France).
- Acquisition by Sita of Frazier International, a British specialist in refurbishing and reselling of high-tech office equipment.
- Win by Sita Vega of the waster treatment contract in Governador Valadares (Brazil).

COMMUNICATIONS

- Sale by Tractebel of its Communications assets to Suez Connect.
- Restructuring of NOOS share capital, as France Telecom sold its 49.9% interest to NTL Inc (27%) and Morgan Stanley Capital Partners IV (22.9%).
- Restructuring of the Paris Première share capital. Suez now holds 89.34% of the share capital with the remainder held by M6 (10.66%).
- Restructuring of the FirstMark Communications France share capital and continuation of spread to other several towns in France.
- Significant growth in M6 audience following the launch of new programs.
- Launch of the new "TPS Star" channel combining the best of cinema and football from the network of TPS channels.
- Publication by the CSA of the timetable relating to the invitation to tenders for domestic digital terrestrial TV services, in which Suez could participate via M6, TPS and Paris Première.

DRAFT RESOLUTIONS PRESENTED BY THE BOARD OF DIRECTORS

TO THE COMBINED ANNUAL AND EXTRAORDINARY GENERAL MEETING OF APRIL 26, 2002

(IN THE ABSENCE OF QUORUM ON APRIL 16, 2002)

PRESENTATION OF RESOLUTIONS

First resolution:

This resolution asks shareholders to approve the Company financial statements for fiscal year 2001.

Second resolution:

This resolution asks shareholders to approve the appropriation of net earnings and set the net dividend per fully paid-up share at EUR 0.71 plus a tax credit of EUR 0.355, giving a total gross dividend of EUR 1.065 Dividends shall fall due for payment on May 2, 2002.

Third resolution:

This resolution asks shareholders to approve the agreements involving Directors' of the Company falling within the scope of Articles L 225-38 and L 225-86 of the French Commercial Code.

Fourth resolution:

This resolution asks shareholders to approve the consolidated financial statements for fiscal year 2001.

Fifth resolution:

This resolution asks shareholders to appoint a Director.

Sixth Resolution:

This resolution sets the total amount of Directors' fees allotted annually to the Board of Directors at EUR 800,000.

Seventh resolution:

This resolution, which supercedes a previous authorization, asks shareholders to authorize the Company to trade in its own shares.

Eighth resolution:

This resolution asks shareholders to bring the bylaws into compliance with the New Economics Regulation Law *n° 2001-420* of May 15, *2001*.

Ninth resolution:

This resolution asks shareholders to authorize the Board of Directors, for a period of twenty-six months, to increase the share capital by:

- issuing, with retention of preferential subscription rights, shares, warrants and/or marketable securities conferring immediate or future entitlement to shares,
- capitalizing additional paid-in capital, reserves, earnings or other amounts.

Authorized issues may not exceed:

- EUR 700 million, for issues of share capital,
- EUR 5 billion, for issues of debt securities.

These ceilings are cumulative limits, applicable jointly to the ninth and tenth resolutions.

This authorization supercedes that previously granted.

Tenth resolution:

This resolution asks shareholders to authorize the Board of Directors, for a period of twenty-six months, to increase the share capital by issuing, with cancellation of preferential subscription rights, shares, warrants and/or marketable securities conferring immediate or future entitlement to shares, including in the context of a public offer of exchange.

Authorized issues may not exceed:

- EUR 700 million, for issues of share capital,
- EUR 5 billion, for issues of debt securities.

These ceilings are cumulative limits, applicable jointly to the ninth and tenth resolutions.

This authorization supercedes that previously granted.

Eleventh resolution:

This resolution asks shareholders to authorize the Board of Directors, for a period of eighteen months, to reduce the share capital, subject to a maximum of 10% of its amount, by canceling shares held directly by the Company, in accordance with applicable legislation.

Twelfth resolution:

This resolution asks shareholders to authorize the Board of Directors, for a period of five years, to issue shares reserved for employee members of a Suez Group corporate savings plan (excluding US employees), with cancellation of preferential subscription rights, subject to a maximum share capital increase of 3%.

This authorization supercedes that previously granted.

Thirteenth resolution:

This resolution asks shareholders to authorize the Board of Directors, for a period of five years, to issue shares reserved for employee members of a Group US corporate savings plan, with cancellation of preferential subscription rights, subject to a maximum share capital increase of 0.50%.

Fourteenth resolution:

This resolution asks shareholders to authorize the Board of Directors, for a period of one year; to issue shares reserved for Spring Multiple 2002 SCA, a Luxembourg company, with cancellation of preferential subscription rights, up to a maximum par value amount of EUR 22,700 000. This resolution seeks to encourage the development of employee share ownership within Suez subsidiaries located in certain foreign countries.

This authorization supercedes that previously granted.

Fifteenth resolution:

This resolution asks shareholders to approve the US Group corporate savings plan, which enables employees of Suez US subsidiaries to subscribe to share capital increases reserved for Group employees.

Sixteenth resolution:

This resolution asks shareholders to grant the necessary powers to enable performance of all legal formalities following the Shareholder Meeting.

BOARD OF DIRECTORS

A. RESOLUTIONS PRESENTED TO THE ORDINARY GENERAL MEETING

First Resolution - *Approval of the fiscal year 2001 Company financial statements and the transactions performed during the year*

Shareholders, deliberating as an Ordinary General Meeting, and having reviewed the Board of Directors' and Auditors' Reports, approve the transactions which took place in fiscal year 2001 and the Company financial statements for the year ended December 31, 2001, as presented.

Second Resolution - *Appropriation of earnings and declaration of the dividend*

Shareholders, deliberating as an Ordinary General Meeting and noting that net income for the year is EUR 2,283,303,843.05 and retained earnings EUR 244,056,768.40, approve the following appropriation of these sums, representing a total of EUR 2,527,360,611.45, recommended by the Board of Directors:

	EUR
- Special long-term capital gains reserve	7,211,916.00
- Dividend per the bylaws of 5% of the par value on 1,021,397,759 fully paid-up shares	102,139,775.90
- Additional dividend on the 1,026,280,965 shares outstanding	626,031,388.65
- Tax credit	304,085,582.28
- Retained earnings	1,487,891,948.62
	2,527,360,611.45

Consequently, shareholders set the net dividend for fiscal year 2001 at EUR 0.71 per fully paid-up share, plus a tax credit of EUR 0.355, giving a total gross dividend per share of EUR 1.065.

For fully paid-up shares, this net dividend of EUR 0.71 per share comprises the dividend per the bylaws of EUR 0.10 and an additional dividend of EUR 0.61.

As the 4,883,206 shares not fully paid up are only entitled to the additional dividend of EUR 0.61 and a tax credit of EUR 0.305, the gross dividend payable to these shares is EUR 0.915 per share.

Dividends shall fall due for payment on May 2, 2002, the ex-dividend date.

Where the Company holds certain of its own shares on the dividend payment date, the amounts corresponding to the dividend not paid on these shares shall be allocated to retained earnings.

Pursuant to applicable law, shareholders hereby acknowledge that distributions in respect of the three previous fiscal years were as follows:

Fiscal year	Number of shares receiving dividends	Distribution (in EUR millions)	Net dividend (in EUR)	Tax credit (in EUR)	Gross dividend (in EUR)
1998	725,841,950	392.0	0.54	0.27	0.81
1999	956,735,160	574.0	0.60	0.30	0.90
2000	981,374,850 shares fully paid-up	647.7	0.66	0.33	0.99
	5,011,830 shares not fully paid-up	2.8	0.56	0.28	0.84

Third Resolution - *Auditors' Report on Agreements involving Directors of the Company*

Shareholders, deliberating as an Ordinary General Meeting and having reviewed the Auditors' Report on agreements involving Directors of the Company falling within the scope of Articles L 225-38 and L 225-86 of the French Commercial Code, approve the transactions entered into or performed during the fiscal year.

Fourth Resolution - *Approval of the fiscal year 2001 consolidated financial statements*

Shareholders, deliberating as an Ordinary General Meeting and having reviewed the Board of Directors' and Auditors' Reports on the consolidated financial statements, approve the consolidated financial statements for the year ended December 31, 2001 as presented.

Fifth Resolution – *Appointment of a Director*

Shareholders, deliberating as an Ordinary General Meeting and having reviewed the Board of Directors' Report, appoint Mr. Jean-Jacques Salane to the Board of Directors from the end of this General Meeting and for a term of four years.

Mr. Jean-Jacques Salane's term of office shall expire at the end of the Annual General Meeting held to adopt the fiscal year 2005 financial statements.

Sixth Resolution - *Setting of Directors' fees*

Shareholders, deliberating as an Ordinary General Meeting, and have reviewed the Board of Directors' Report, set the total amount of directors' fees allotted annually to the Board of Directors for the current fiscal year and all subsequent fiscal years, subject to a new decision, at EUR 800,000.

Seventh Resolution - *Authorization to trade in the Company's share*

Shareholders, deliberating as an Ordinary General Meeting and having reviewed the Board of Directors' Report and the prospectus approved by the Commission des Opérations de Bourse, authorize the Board of Directors to purchase Company shares under the terms and conditions set forth in Article L 225-209 of the French Commercial Code, in connection with:

- their subsequent cancellation as part of a share capital decrease decided or authorized by shareholders in Extraordinary General Meeting;
- their retention and, where applicable, their transfer, sale or exchange as part of financial transactions or the asset and financial management of share capital and assets, it being noted that the Board of Directors may also buy and sell shares in line with the position on the market,
- their allotment or sale to current or former Group employees or the implementation of stock purchase option plans;
- the stabilization of the stock market price of Company shares;

in accordance with the following terms and conditions:

- the maximum number of shares purchased may not exceed 10% of the share capital as of the date of this decision and the aggregate amount of purchases, net of expenses, may not exceed EUR 5 billion;
- the maximum purchase price is set at EUR 50 and the minimum selling price at EUR 32. However, where it is decided to implement the options offered by the aforementioned Article L 225-209, the selling price shall be determined in accordance with applicable law.

The purchase of shares, together with their sale or transfer may be performed by any means, on the stock market or over-the-counter. Such means include trading in financial derivatives, on a regulated market or over-the-counter and the implementation of option transactions such as the purchase or sale of calls or puts. These transactions may be performed at any time, including during a takeover bid.

In the event of a share capital increase by capitalization of reserves and the bonus allotment of shares, or a share split or reverse share split , the aforementioned prices shall be adjusted arithmetically in the proportion required by the change in the total number of shares determined by the transaction.

This authorization is granted for a period of eighteen months as from the date of this General Meeting and supercedes that granted by the twenty-eighth resolution presented to the Combined Annual and Extraordinary General Meeting of May 4, 2001.

Shareholders confer full powers on the Board of Directors, including that of delegation, to implement this resolution, perform all formalities, make returns to all bodies and generally do all that is necessary.

B. RESOLUTIONS PRESENTED TO THE EXTRAORDINARY GENERAL MEETING

Eighth Resolution - *Amendment of the bylaws in compliance with the New Economic Regulations Law n° 2001-420 of May 15, 2001*

Shareholders, deliberating as an Extraordinary General Meeting and having read the Board of Directors' Report:

- decide to amend the Company bylaws in compliance with the New Economic Regulations Law n°2001-420 of May 15, 2001,
- consequently decide to amend Articles 12, 13, 14, 15, 18, 19 and 24 of the current bylaws as follows:

Article 12 – Chairman of the Board of Directors

The following paragraph is added to this Article:

"The Chairman represents the Board of Directors. He organizes and directs the activities of the Board and reports thereon to shareholder meetings. He ensures the proper functioning of Company bodies and, in particular, that all directors are in a position to fulfil their duties."

Article 13 – Decision of the Board of Directors

The following sentence is added at the end of paragraph one:

"Where a meeting has not been called in over two months, a minimum of one-third of Directors may ask the Chairman to call a meeting to discuss a specific agenda. The Chief Executive Officer may also ask the Chairman to call a meeting of the Board of Directors to discuss a specific agenda."

Article 14 – Minutes

The words "a Managing Director" in paragraph two of this article are replaced by the words "the Chief Executive Officer, an Executive Vice-President".

Article 15 – Powers of the Board of Directors

The single paragraph in this Article is replaced by the following:

"The Board of Directors determines the strategic direction of Company activities and ensures its implementation. It considers all issues concerning the proper functioning of the Company and settles all matters relating thereto, within the scope of the corporate purpose and subject to those powers expressly granted by law to shareholder meetings.

The Board of Directors performs all controls and verifications it considers appropriate. Each Director receives all information necessary to the performance of his duties and may request any documents he or she considers necessary."

Article 18 – Chairman

The title and text of this Article now read as follows:

"Article 18 – General Management

The general management of the Company is assumed by either the Chairman of the Board of Directors or another individual appointed by the Board of Directors and bearing the title of Chief Executive Officer. Board of Directors' decisions regarding the choice between these two general management approaches are made in accordance with these bylaws.

Shareholders and third parties are informed of this choice in accordance with the terms and conditions set by Council of State Decree.

Th Chief Executive Officer is invested with the widest possible powers to act in all circumstances in the name of the Company. He exercises these powers within the scope of the corporate purpose and subject to those powers expressly granted by law to shareholder meetings or the Board of Directors.

Irrespective of the term for which such powers are conferred, the duties of Chief Executive Officer shall cease no later than the end of the Annual General Meeting of Shareholders held to approve the financial statements of the fiscal year then ended and held in the year in which the Chief Executive Officer reaches sixty-five years of age. However the Board of Directors can decide to extend such duties, on one or several occasions, up to a maximum of three years.

Where the Chief Executive Officer is a Director, the duration of his duties may not exceed that of his term of office as Director.

Where general management of the Company is assumed by the Chairman of the Board of Directors, the requirements of the bylaws and legislation relating to the Chief Executive Officer apply to him."

Article 19 – Executive Vice-Chairman

The title and text of this Article now read as follows:

"Article 19- Executive Vice-Presidents

On the recommendation of the Chief Executive Officer, the Board of Directors can appoint one or several Executive Vice-Presidents up to a maximum of five.

Where an Executive Vice-President is a Director, the duration of his duties may not exceed that of his term of office as Director.

Irrespective of the term for which such powers are conferred, the duties of Executive Vice-President shall cease no later than the end of the Annual General Meeting of Shareholders held to approve the financial statements of the fiscal year then ended and held in the year in which the Executive Vice-President reaches sixty-five years of age. However the Board of Directors can, on the recommendation of the Chief Executive Officer, decide to extend such duties, on one or several occasions, up to a maximum of three years.

With the approval of the Chief Executive Office, the Board of Directors determines the extent and duration of powers delegated to Executive Vice-Presidents, who, nonetheless, have the same powers as the Chief Executive Officer in their dealings with third parties"

Article 24 – Voting rights

The last paragraph is replaced by the following:

"Shareholders may vote by correspondence in accordance with the terms, conditions and procedures laid down by prevailing law and regulations. Shareholders may submit a proxy or correspondence voting form on paper or, subject to a decision by the Board of Directors published in the notice of meeting, by remote transmission, in accordance with the terms and conditions set by law and regulations."

To enable the implementation of Article 18, paragraph one, of the bylaws, as amended by this resolution, shareholders decide that the Board of Directors shall choose, for the first time, between the two general management approaches, during its first meeting following this General Meeting.

Ninth Resolution - *Authorization granted to the Board of Directors to increase the share capital of the Company through the issue, with retention of preferential subscription rights, of shares, warrants and/or marketable securities conferring immediate or future entitlement to shares in the Company, or by the capitalization of additional paid-in capital, reserves, earnings or other amounts*

Shareholders, deliberating as an Extraordinary General Meeting, having read the Board of Directors' Report and the Auditors' Special Report, and in accordance with the requirements of the French Commercial Code and, in particular, Article L 225-129 thereof:

1. Cancel the authorizations granted by the Combined Annual and Extraordinary General Meeting of May 5, 2000 to increase the share capital through the issue, with retention of preferential subscription rights, of shares, warrants and/or marketable securities conferring immediate or future entitlement to shares in the Company, or by the capitalization of additional paid-in capital, reserves, earnings or other amounts.

2. Confer full powers on the Board of Directors to increase the share capital of the Company, on one or more occasions, and in amounts and at times decided by it:

   a. through the issue, in euros, foreign currency or other unit of account determined by reference to a basket of currencies, of shares, warrants and/or marketable securities conferring immediate or future entitlement, at any time or on a fixed date, to shares in the Company, whether by subscription, conversion, exchange, redemption, presentation of a warrant or any other means,

   b. and/or by the capitalization of additional paid-in capital, reserves, earnings or other amounts the capitalization of which is permitted by law and the bylaws, and the bonus allotment of shares or an increase in the par value of existing shares.

3. Confer these powers for a period of twenty-six months commencing the date of this General Meeting.

4. Limit the amount of issues performed by the Board of Directors pursuant to this resolution as follows:

   - in the case of a share capital increase performed by way of the issues referred to in paragraph 2.a. above:

     a. the total maximum par value of shares issued, either directly or following presentation of debt or other securities, may not exceed EUR 700 million, or its foreign currency equivalent, excluding the total par value of any shares issued to preserve the rights of holders of these securities in accordance with the law, it being specified that this limit applies jointly to shares issued, both directly and otherwise, pursuant to the tenth resolution proposed to this General Meeting,

     b. the total maximum nominal amount of the aforementioned debt securities may not exceed EUR 5 billion, or its foreign currency equivalent, it being specified that this limit applies jointly to debt securities issued pursuant to the tenth resolution proposed to this General Meeting;

   - in the case of capitalization of additional paid-in capital, reserves, earnings or other amounts, the par value increase in share capital may not exceed the total of amounts capitalized, it being specified that this limit is in addition to the ceiling set in paragraph 4.a. above.

5. In the event of utilization of this authorization by the Board of Directors for the purpose of a share issue referred to in paragraph 2.a. above:

   - decide that the issue or issues shall be reserved in preference for existing shareholders, who may subscribe to them as of right;

   - confer, nonetheless, the power on the Board of Directors to grant shareholders subscription rights in excess of the number to which they are entitled as of right, in proportion to their preferential subscription rights and subject to demand;

- decide that where subscriptions as of right and, where applicable, excess subscriptions, do not absorb the entire issue, the Board of Directors may use one or other of the following facilities, in an order determined by it and subject to legal terms and conditions:
  - limit the share capital increase to the amount of subscriptions, provided this represents at least three-quarters of the increase initially decided,
  - distribute freely all or part of the issued securities not subscribed,
  - offer to the general public all or part of the issued securities not subscribed, on French and/or international markets;
- decide that any issue of stock subscription warrants may be performed either by subscription offer in accordance with the terms and conditions detailed above, or by bonus allotment to holders of existing shares; in the event of bonus allotment the Board of Directors may decide that fractional share rights shall not be negotiable and that the corresponding warrants shall be sold and the resulting proceeds distributed to the holders of these rights no later than thirty days after the date of inscription in their account of the whole number of warrants allotted;
- take due note that this authorization entails the waiver by shareholders of their preferential subscription rights, in favor of holders of securities other than unattached stock subscription warrants and convertible bonds, to the securities to which these marketable securities confer entitlement; decide, in the event of issue of unattached stock subscription warrants or convertible bonds, to cancel shareholder preferential subscription rights to the securities to which these marketable securities confer entitlement, in favor of their holders;
- decide that the total amount received by the Company, plus that which it is likely to receive subsequently, for each of the shares issued pursuant to this authorization, shall be at least equal to 70% of the average opening listed price of the share on the Paris Bourse during ten consecutive stock market days selected among the twenty stock market days preceding the issue of the shares and/or securities conferring entitlement thereto, after correction of this amount where necessary for different dividend ranking dates; where shares are issued as a result of unattached stock subscription warrants the amount received by the Company on subscription of these warrants shall be taken into account in the calculation.

6. Confer full powers on the Board of Directors to implement this authorization, subject to the terms and conditions laid down by law, and in particular to:
   - determine the terms and conditions of the share capital increase and/or issue;
   - with respect to issues performed pursuant to paragraph 2.a. above:
     - decide the amount to be issued, the issue price and the amount of any additional paid-in capital to be requested on issue,
     - determine the dates and terms and conditions of issue, the nature and form of securities to be created and, in particular, whether subordinated or perpetual, set the interest rate payable on debt securities, their method of redemption, including by exchange or allocation for payment of all assets and securities and their redemption price whether fixed or variable, with or without premium,
     - determine the method of paying up shares and/or securities issued,
     - set, where appropriate, the exercise terms and conditions attaching to securities issued or to be issued and, in particular, determine the dividend ranking date of new shares, which may be retroactive, and all other terms and conditions relating to the realization of the issue,
     - set the terms and conditions, where appropriate, for the redemption or exchange of securities issued or to be issued,
     - provide for the potential suspension of the exercise of rights attaching to these securities during a period not exceeding three months,
     - set the terms and conditions, where applicable, for the maintenance of the rights of holders of marketable securities conferring future entitlement to shares in the Company, in accordance with legal

and regulatory provisions,

- at its own initiative, offset share issue costs against the additional paid-in capital relating to these issues and deduct from this amount the sums necessary to increase the legal reserve to one-tenth of the new share capital amount after each increase;

* with respect to the capitalization of additional paid-in capital, reserves, earnings or other amounts:
  - set the amount and nature of amounts to be capitalized, the number of new shares to be issued or the amount by which the par value of existing shares is to be increased and determine the dividend ranking date of new shares or the date of effect of any par value increase, which may be retroactive,
  - decide, where applicable, by derogation from the provisions of Article L 225-149 of the French Commercial Code, that fractional rights shall not be negotiable and that the corresponding shares shall be sold and the resulting proceeds distributed to the holders of these rights no later than thirty days after the date of inscription in their account of the whole number of shares allotted;

* and more generally, enter into all agreements, in particular to ensure the proper completion of the proposed issue, take all measures and perform all formalities necessary to the issue and the financial service of the securities issued pursuant to this authorization and the exercise of the rights attaching, duly record the share capital increase or increases resulting from utilization of this authorization and make the necessary amendments to the bylaws.

Tenth Resolution - *Authorization granted to the Board of Directors to increase the share capital of the Company through the issue, with cancellation of preferential subscription rights, of shares, warrants and/or marketable securities conferring immediate or future entitlement to shares in the Company, including within the context of a public offer for exchange*

Shareholders, deliberating as an Extraordinary General Meeting, having read the Board of Directors' Report and the Auditors' Special Report, and in accordance with the requirements of the French Commercial Code and, in particular, Article L 225-129 thereof and Articles L 225-148, L 225-150 and L 228-93

1. Cancel the authorizations granted by the Combined Annual and Extraordinary General Meeting of May 5, 2000 to increase the share capital through the issue, with cancellation of preferential subscription rights, of shares, warrants and/or marketable securities conferring immediate or future entitlement to shares in the Company.

2. Confer full powers on the Board of Directors to increase the share capital of the Company, on one or more occasions, in amounts and at times decided by it, on the French and/or international markets, by way of a public offering in euros, foreign currency or any other unit of account determined by reference to a basket of currencies, through the issue:

   * by the Company, of shares, warrants and/or marketable securities conferring immediate or future entitlement, at any time or on a fixed date, to shares in the Company by way of subscription, conversion, exchange, redemption, presentation of a warrant or any other means; it being noted that these securities may be issued in consideration for securities transferred to the Company pursuant to a public offer of exchange for securities satisfying the terms and conditions laid down in Article L 225-148 of the French Commercial Code;

   * and/or by one of the companies in which Suez holds, directly or indirectly, more than one half of the share capital, and with the approval of this latter, of:
     - bonds with Suez stock subscription warrants attached,
     - any other marketable securities conferring entitlement by way of conversion, exchange, redemption, presentation of a warrant or any other means to the allotment, at any time or on a fixed date, of securities which represent or will represent a share in the share capital of Suez, it being noted that these marketable securities may take the form of shares with stock subscription warrants attached, convertible bonds, bonds redeemable in shares or any other form not incompatible with prevailing legislation.

3. Confer these powers for a period of twenty-six months commencing the date of this General Meeting.

4. Limit the amount of issues performed by the Board of Directors pursuant to this resolution as follows:

   a. the total maximum par value of shares issued, either directly or following presentation of debt or other securities, may not exceed EUR 700 million, or its foreign currency equivalent, excluding the total par value of any shares issued to preserve the rights of holders of these securities in accordance with the law, it being specified that this limit applies jointly to shares issued, both directly and otherwise, pursuant to the ninth resolution proposed to this General Meeting,

   b. the total maximum nominal amount of the aforementioned debt securities may not exceed EUR 5 billion, or its foreign currency equivalent, it being specified that this limit applies jointly to debt securities issued pursuant to the ninth resolution proposed to this General Meeting;

5. Decide to cancel shareholder preferential subscription rights to securities issued pursuant to this resolution, either by the Company or by a company in which Suez holds, directly or indirectly, more than one-half of the share capital, leaving, nonetheless, the Board of Directors the option to offer shareholders, during a period and in accordance with terms and conditions determined by it, and with respect to all or part of the issue performed, priority entitlement to subscription without creation of negotiable rights.

6. Decide that where subscriptions by shareholders and the general public do not absorb the entire marketable security issue, the Board of Directors may use one or other of the following facilities, in an order determined by it:

   - limit the issue to the amount of subscriptions, provided this represents at least three-quarters of the issue initially decided,
   - distribute freely all or part of the securities not subscribed,

7. Take due note that this authorization entails the waiver by shareholders of their preferential subscription rights, in favor of holders of securities other than unattached stock subscription warrants and convertible bonds, to the securities to which these marketable securities confer entitlement; decide, in the event of issue of unattached stock subscription warrants or convertible bonds, to cancel shareholder preferential subscription rights to the securities to which these marketable securities confer entitlement, in favor of their holders;

8. Decide that the total amount received by the Company, plus that which it is likely to receive subsequently, for each of the shares issued or to be issued for cash pursuant to this authorization, shall be at least equal to the minimum value set by law, that is currently the average opening listed price of the share on the Paris Bourse during ten consecutive stock market days selected among the twenty stock market days preceding the issue of the shares and/or securities conferring entitlement thereto, after correction of this amount where necessary for different dividend ranking dates; where shares are issued as a result of unattached stock subscription warrants the amount received by the Company on subscription of these warrants shall be taken into account in the calculation.

9. Confer full powers on the Board of Directors to implement this authorization, subject to the terms and conditions laid down by law, and in particular to:

   - determine the terms and conditions of the issue(s) in accordance, where appropriate, with competent subsidiary bodies;
   - decide the amount to be issued, the issue price and the amount of any additional paid-in capital to be requested on issue,
   - determine the dates and terms and conditions of issues, the nature and form of securities to be created and, in particular, whether subordinated or perpetual, set the interest rate payable on debt securities, their method of redemption, including by exchange or allocation for payment of all assets and securities and their redemption price whether fixed or variable, with or without premium,

- determine the method of paying up shares and/or securities issued,
- decide that the issue balance not subscribed shall be allotted, at its discretion, in whole or in part, or that the issue shall be limited to the amount of subscriptions received, it being noted that the Board of Directors may use all of the above options, in the order it sees fits, or just one of them;
- set, where appropriate, the exercise terms and conditions attaching to securities issued or to be issued and, in particular, determine the dividend ranking date of new shares, which may be retroactive, and all other terms and conditions relating to the realization of the issue,
- set the terms and conditions, where appropriate, for the redemption or exchange of securities issued or to be issued,
- provide for the potential suspension of the exercise of rights attaching to these securities during a period not exceeding three months,
- more specifically, where securities are issued in consideration for securities transferred in the context of a public offer of exchange:
  - draw-up the list of securities provided in exchange,
  - set the issue terms and conditions, the exchange parity and the amount of any balancing cash payment,
  - determine issue procedures within the context of a public offer of exchange, an alternative public offer of exchange or takeover bid offer or a principal public offer of exchange or takeover bid combined with a specific public offer of exchange or takeover bid,
- at its own initiative, offset share issue costs against the additional paid-in capital relating to these issues and deduct from this amount the sums necessary to increase the legal reserve to one-tenth of the new share capital amount after each increase;
- and more generally, enter into all agreements, in particular to ensure the proper completion of the proposed issue, take all measures and perform all formalities necessary to the issue and the financial service of the securities issued pursuant to this authorization and the exercise of the rights attaching, duly record the share capital increase or increases resulting from utilization of this authorization and make the necessary amendments to the bylaws.

Eleventh Resolution - *Authorization granted to the Board of Directors to reduce the share capital of the Company by canceling shares*

Shareholders, deliberating as an Extraordinary General Meeting and having reviewed the Board of Directors' Report and the Auditors' Special Report:

- authorize the Board of Directors, for a period of eighteen months, pursuant to Article L 225-209 of the French Commercial Code, to reduce the share capital of the Company, on one or more occasions, by canceling all or part of the shares purchased by the Company, up to a maximum of 10% of the share capital by twenty-four month period;
- confer full powers on the Board of Directors to:
  - perform such share capital reductions,
  - set the final amount of the decrease, determine the terms and conditions and take note of the completion thereof,
  - deduct the difference between the book value of the cancelled shares and their par value from reserves and additional paid-in capital,
  - make the appropriate amendments to the bylaws and generally do all that is necessary,

in accordance with applicable law as of the date of utilization of this authorization.

Twelfth Resolution - *Authorization granted to the Board of Directors to issue shares reserved for employee members of a Suez Group Corporate Savings Plan*

Shareholders, deliberating as an Extraordinary General Meeting, having reviewed the Board of Directors' Report and Auditors' Special Report and in accordance with the provisions of the French Commercial Code and, in particular, Articles L 225-129 and L 225-138 thereof and Articles L 443-1 et. seq. of the French Labor Code:

- cancel the authorization granted by the Combined Annual and Extraordinary General Meeting of June 11, 1998 to increase the share capital in favor of employee members of a corporate savings plan;
- authorize the Board of Directors to increase the share capital, on one or more occasions, via the issue of shares for cash, during a five-year period commencing the date of this General Meeting;
- reserve the subscription of the entire share issue for employees of the Company and affiliated companies and economic interest groupings within the meaning of Article L 233- 16 of the French Commercial Code, who are members of a Group corporate savings plan and/or a voluntary employee saving partnership, with the exception of employee members of the US Group Corporate Savings Plan (hereinafter referred to as the "employees");
- authorize the Board of Directors, within the framework set by this resolution, to allot bonus shares or other securities conferring entitlement to shares, subject to the limits laid down by Article 443-5 of the French Labor Code;
- decide that the total number of shares subscribed and/or allotted pursuant to this resolution must not exceed 3% of the share capital on the day of the Board of Directors' decision;
- cancel shareholder preferential subscription rights in favor of the employees for whom the share issue is reserved;
- decide that the issue price of the new shares to be issued shall be equal to 80% of the average opening listed price of the Suez share on the Paris Bourse during the twenty stock market sessions preceding the date of the Board of Directors' or, where applicable, the Chairman's decision setting the subscription period opening date for the share issue reserved for employees;
- confer full powers on the Board of Directors, including that of delegation, to:

  a. decide, at the time of each share capital increase, whether the shares should be subscribed directly by employees or via the intermediary of a mutual fund;

  b. decide, where applicable, the allotment of bonus shares or other securities conferring entitlement to shares as detailed above;

  c. determine the date and terms and conditions of issues performed pursuant to this authorization and, in particular, set the issue price for new shares issued, in accordance with the aforementioned rules, the subscription period opening and closing dates, the dividend ranking date, the date at which shares must be fully paid-up, subject to a maximum period of three years, whether shares may be paid-up in advance and, potentially, the number of shares that may be subscribed per employee and per issue;

  d. duly note the completion of the share capital increase in the number of shares effectively subscribed;

  e. perform, either directly or through a duly authorized representative, all transactions and formalities;

  f. make the appropriate amendments to the bylaws with respect to the share capital increase;

  g. offset share issue costs against the additional paid-in capital relating to each issue and deduct from this amount the sums necessary to increase the legal reserve to one-tenth of the new share capital amount after each increase;

  h. and generally do all that is necessary.

Thirteenth Resolution - *Authorization granted to the Board of Directors to perform a share issue reserved for employee members of a US Group Corporate Savings Plan*

Shareholders, deliberating as an Extraordinary General Meeting, having reviewed the Board of Directors' Report and Auditors' Special Report and in accordance with the provisions of the French Commercial Code and, in particular, Articles L 225-129 et L 225-138 thereof and Articles L 443-1 et. seq. of the French Labor Code:

- authorize the Board of Directors to increase the share capital, on one or more occasions, via the issue of shares for cash, during a five-year period commencing the date of this General Meeting;
- reserve the subscription of the entire share issue for employees of certain affiliated Group Suez companies within the meaning of Article L 233- 16 of the French Commercial Code, incorporated in the Unites States of America, who are members of a Group corporate savings plan set up by the Company and with an employment contract governed by US law (hereinafter referred to as "US employees");
- authorize the Board of Directors, within the framework set by this resolution, to allot bonus shares or other securities conferring entitlement to shares, subject to the limits laid down by Article 443-5 of the French Labor Code;
- decide that the total number of shares subscribed pursuant to this resolution must not exceed 0.50% of the share capital on the day of the Board of Directors' decision;
- decide that the issue price of the new shares issued shall be equal to the higher of (i) 85% of the average opening listed price of the Suez share on the Paris Bourse during the twenty stock market sessions preceding the date of the Board of Directors', or where appropriate, the Chairman's decision setting the subscription opening period date for the share issue reserved for US employees and (ii) 85% of the listed price of the Suez share on the day of the Board of Directors', or where appropriate, the Chairman's decision setting the subscription period opening date for the share issue reserved for US employees, subject to a maximum of 100% of the average opening listed price of the Suez share during the twenty stock market sessions preceding the date of the Board of Directors', or where appropriate, the Chairman's decision setting the subscription period opening date for the share issue reserved for US employees;
- cancel shareholder preferential subscription rights in favor of US employees;
- confer full powers on the Board of Directors, including that of delegation, to:

a. decide, at the time of each share capital increase, whether the shares should be subscribed directly by US employees or via the intermediary of a mutual fund;

b. decide, where applicable, the allotment of bonus shares as detailed above;

c. determine the date and terms and conditions of issues performed pursuant to this authorization and, in particular, set the exact price of shares in accordance with the framework laid down by General Meeting in this resolution, the subscription period opening and closing dates, the dividend ranking date, the date at which shares must be fully paid-up, subject to a maximum period of three years, whether shares may be paid-up in advance and, potentially, the number of shares that may be subscribed per employee and per issue;

d. duly note the completion of the share capital increase in the number of shares effectively subscribed;

e. perform, either directly or through a duly authorized representative, all transactions and formalities;

f. make the appropriate amendments to the bylaws with respect to the share capital increase;

g. offset share issue costs against the additional paid-in capital relating to each issue and deduct from this amount the sums necessary to increase the legal reserve to one-tenth of the new share capital amount after each increase;

h. and generally do all that is necessary.

Fourteenth Resolution - *Authorization granted to the Board of Directors to perform a share issue, with cancellation of preferential subscription rights, reserved for Spring Multiple 2002 SCA*

NOTA BENA:

Suez Group employees, eligible to participate in one of the multiple Spring 2002 operation formulae, and employed by Suez Group foreign subsidiaries located in the following countries:

Argentina, Australia, Belgium, Brazil, Canada, Chili, Czech Republic, French Polynesia, Germany, Hong Kong, Hungary, Indonesia, Luxembourg, Macao, Malaysia, Morocco, Netherlands, New Caledonia, Poland, Portugal, Principality of Monaco, Slovakia, Spain, Sweden, Switzerland, Thailand, United Kingdom, United States of America,

who are Suez shareholders at the date of this General Meeting and who wish to attend the meeting or be represented, must not take part in the vote on the fourteenth resolution if they wish to later subscribe to one of the multiple Spring 2002 operation formulae.

Shareholders, deliberating as an Extraordinary General Meeting and having reviewed the Board of Directors' Report, the preliminary prospectus relating to this transaction approved by the COB on February 8, 2002 and made available to shareholders in accordance with the terms and conditions detailed in Article 139 of French Decree n°67-236 of March 23, 1967, the Auditors' Special Report and the Independent Expert's Report:

- authorize the Board of Directors to increase the share capital, on one or more occasions, during a period of one year commencing the date of this General Meeting, up to a maximum par value amount of EUR 22,700,000 via the issue of a maximum of 11,350,000 new shares of EUR 2 par value each. The final amount of the share issue shall be determined as follow:

$$10[x + y + z] + 9 [a + b]$$

  where x, y, z, a and b, after any reductions, are as follows:

  - « x », total employee subscriptions to Spring Multiple 2002 SCA share capital.
  - « y », total employee subscriptions to Spring Multiple 2002 A SCA share capital.
  - « z », total employee subscriptions to Spring Multiple 2002 B SCA share capital.
  - « a », total subscriptions pursuant to the multiple formula, as described in the aforementioned Board of Directors' Report and prospectus, by employees with an employment contract governed by the laws of Australia, Canada, the Netherlands, Poland, Sweden or Thailand, to the share capital of Suez within the framework of the twelfth resolution.
  - « b », total subscriptions by US employees to the share capital of Suez within the framework of the thirteenth resolution.

- decide that total subscriptions by each employee may not exceed the amount indicated in the Board of Directors' Report and, in the event of excess employee subscriptions, these shall be reduced in accordance with the procedures detailed in this report.
- decide to cancel shareholder preferential subscription rights and reserve subscription of all shares issued for Spring Multiple 2002 SCA, a Luxembourg company, with a share capital of EUR 31,000, its head office at 3 avenue Pasteur, L – 2311 Luxembourg and registered with the Luxembourg Trade and Companies register under the number B 81.161.
- decide that the issue price of the new shares to be issued shall be identical to that of shares issued within

the framework of the next share capital increase reserved for employees performed pursuant to the twelfth resolution, that is equal to 80% of the average opening listed price of the Suez share on the Paris Bourse during the twenty stock market sessions preceding the date of the Board of Directors' or, where applicable, the Chairman's decision setting the subscription period opening date for the share issue reserved for employees;

- cancel the authorization granted by the Combined Annual and Extraordinary General Meeting of May 4, 2001 in the thirty-second resolution and replace it with this authorization;
- confer full powers on the Board of Directors, in particular to:

  a. determine the date(s) and terms and conditions of issues performed pursuant to this authorization and, in particular, the number of new shares to be issued in accordance with the principles and objective criteria approved above, their dividend ranking date (which may be retroactive) and the issue price in accordance with the above rules,

  b. decide, where appropriate, that the amount of the share capital increase or that of each share capital increase, shall be limited to the amount of subscriptions received by Suez, in accordance with applicable legal and regulatory requirements,

  c. enter into any agreements and perform, either directly or through a duly authorized representative, all transactions and formalities,

  d. make the relevant amendments to the bylaws in respect of the share capital increases,

  e. offset share issue costs against the additional paid-in capital relating to these issues and deduct from this amount the sums necessary to increase the legal reserve to one tenth of the new share capital amount after each increase,

  f. and generally do all that is necessary.

Fifteenth Resolution – *Approval of the US Group Corporate Savings Plan granted by Suez to enable employees of US companies to subscribe to share issues [illegible] pursuant to the authorization granted by the thirteenth resolution presented to this General Meeting*

Shareholders, deliberating as an Extraordinary General Meeting and having reviewed the Board of Directors' Report:

- approve, in order to comply with the conditions set out in Rule 423 of the US Internal Revenue Code, the US Corporate Savings Plan made available to shareholders pursuant to Article 139 of French Decree n° 67-236 of March 23, 1967, enabling employees of US companies owned directly or indirectly by Suez and detailed in the appendix to the US Corporate Savings Plan, or which will be owned by Suez before a date to be set by the Board of Directors, to participate in share issues decided pursuant to the authorizations granted by shareholders in the thirteenth resolution presented to this General Meeting,

Sixteenth Resolution – *Powers to carry out decisions and perform formalities*

Shareholders, deliberating as an Extraordinary General Meeting, confer full powers on the bearer of the original or a copy or extract of the minutes of this meeting to comply with all necessary filing or other formalities.

	2001	2000	1999	1998	1997
I SHAREHOLDERS' EQUITY AT THE YEAR END					
Share capital (in EUR)	2 052 561 930	2 042 657 170	1 984 293 060	1 351 622 777.1	1 154 671 162.9
- capital called	*2 042 795 518*	*2 032 619 270*			
- capital not called	*9 766 412*	*10 037 900*			
Number of ordinary shares outstanding (1)	1 026 280 965	204 265 717	198 429 306	147 767 737	126 235 772
Maximum number of shares that may be created by:					
conversion of convertible bonds (2)	13 753 025	3 207 925	5 516 424	9 368 899	9 586 000
exercise of stock subscription options (3)	28 521 785	3 362 250	1 683 070	2 060 658	2 492 585
exercise of Northumbrian equity warrants (4)	0	318 063	497 199	976 513	976 513
II INCOME FOR THE YEAR (in EUR millions)					
Revenues (5)	2 084.8	2 341.3	2 070.0	1 803.3	1 799.8
Net income before tax, employee profit-sharing, depreciation, amortization and provisions	2 590.3	1 242.2	1 315.0	937.7	520.6
Income tax charge/(credit)	(217.3)	(97.9)	68.8	(106.4)	(197.7)
Employee profit-sharing	1.8	8.1	4.3	5.5	5.3
Net income after tax, employee profit-sharing, depreciation, amortization and provisions	2 283.3	1 161.4	1 153.4	691.2	338.0
Dividend distribution (6)	1 032.3	944.1	843.8	527.0	369.2
III PER SHARE DATA (in EUR) (7)					
Net income after tax and employee profit-sharing, but before depreciation, amortization and provisions	2.7	6.5	6.6	7.0	5.6
Net income after tax, employee profit-sharing, depreciation, amortization and provisions	2.2	5.7	5.8	4.7	2.7
Net dividend per share	0.71 (8)	3.3	3.0	2.7	2.3
IV EMPLOYEES					
Average number of employees during the year	369 (9)	5 663	5 434	5 494	5 503
Total payroll for the year (in EUR millions)	37.2	213.7	196.2	187.7	187.7
Employee social security and welfare payments (in EUR millions)	19.8	116.3	111.6	106.1	102.6

(1) - after the 5 for 1 share split.

(2) - following the issue in 1996 of 6,634,616 convertible bonds and based on the current conversion parity of 5 shares for 1 bond, there remain as of 12/31/2001 2,750,605 bonds outstanding conferring entitlement to 13,753,025 shares.

(3) - stock subscription options granted to Group employees.

(4) - following the issue in 1996 by Northumbrian of 69,937,105 shares, each with one Suez equity warrant attached, where 35 warrants confer entitlement to subscribe for one share (all warrants had been exercised as of December 31, 2001).

(5) - Revenues include all financial income.

(6) - before cancellation of dividends on treasury stock.

(7) - the figures for fiscal 1997 to 2000, after adjustment for the 5 for 1 share split, are as follows:

	2001	2000	1999	1998	1997
Net income after tax and employee profit-sharing, but before depreciation, amortization and provisions	2.7	1.3	1.32	1.4	1.1
Net income after tax, employee profit-sharing, depreciation, amortization and provisions	2.2	1.1	1.2	0.9	0.5
Net dividend per share	0.71	0.66	0.60	0.54	0.46

(8) - 4,883,206 shares subscribed, but not fully paid up, by employees under the Spring Multiple savings plan are only entitled to the additional dividend of EUR 0.61.

(9) - excluding France Water division employees transferred in May 2001 with retroactive effect from January 1, 2001.

SUEZ

Société Anonyme – Share Capital: € 2,052,561,930
Head office: 16, rue de la Ville l'Evêque – 75008 PARIS (France)
542 062 559 R.C.S. PARIS

SHAREHOLDER INFORMATION REQUEST FORM

(Art. 133 of the Decree of March 23, 1967)

(to be sent to Crédit Agricole Investors Services/CT
Service Assemblées, 128-130, boulevard Raspail – 75288 Paris Cedex 06 - France)

The undersigned:

SURNAME ....

FIRST NAME(S) ....

ADDRESS ....

....

....

hereby requests that the Company send the information relating to the Combined General Meeting of Shareholders to be held on April 16, 2002, pursuant to Article 135 of the Decree of March 23, 1967 on trading companies.

Signed in ...., on 2002

Signature

NOTE – By simple request, holders of registered shares may receive the above-mentioned information pursuant to Articles 133 and 135 of the Decree of March 23, 1967 prior to the date of any subsequent Shareholders' General Meeting.

Custodian Bank

Dear Sir or Madam,

Crédit Agricole Investors Services/CT has asked us to inform you that the Combined Annual and Extraordinary Shareholders' General Meeting of SUEZ will be held on Tuesday, April 16, 2002 at 10 a.m., at the Company's headquarters, 16, rue de la Ville l'Evêque, 75008 Paris (France). We have also been instructed to send you the enclosed notice, including the agenda and the documents referred to in Article 133 of the Decree of March 23, 1967 concerning trading companies, together with:

- a proxy or postal voting form,

- a request for an entry card,

- a form requesting your shares to be frozen if you are holder of bearer shares.

*It is probable that the quorum will not be met at the Meeting. **If this is the case, the Meeting will be re-convened on Friday, April 26, 2002 at 2:30 p.m.**, at Palais des Congrès (Grand Auditorium), 2, place de la Porte Maillot, 75017 Paris (France).*

- *If you wish to attend the Meeting in person, please return the request for an entry card.*

- *If you are unable to attend the Meeting, kindly return the enclosed proxy or postal voting form, specifying whether you wish to:*

— Choice 1: give proxy to the Chairman to vote in your name on all the proposed resolutions.

— Choice 2: cast a postal voting form.

— Choice 3: be personally represented at the Meeting (the person selected to represent you must be either your spouse or another shareholder of SUEZ).

After indicating your choice, do not forget to sign and date the form.

***In all cases, the relevant document should be returned (in the enclosed envelope) to our bank.** As financial intermediary responsible for keeping the account in which your SUEZ shares are recorded, we are required to issue **a certificate stating that the shares will be frozen in this account** until the day after the Shareholders' Meeting.*

To facilitate the preparation of the Meeting, you are requested to respond to this letter without delay and preferably in advance of the deadline which is one day prior to the date of the Meeting.

You should note that under no circumstances will this letter be accepted as evidence that you are a shareholder of SUEZ for the purpose of participating in the Meeting.

Yours faithfully,

SUEZ

Société Anonyme – Share Capital: € 2,052,561,930
Head office: 16, rue de la Ville l'Evêque – 75008 PARIS (France)
542 062 559 R.C.S. PARIS

ENTRY CARD REQUEST FORM FOR THE COMBINED SHAREHOLDERS MEETING OF APRIL 16, 2002 ADJOURNED (in the absence of a quorum) TO APRIL 26, 2002

The undersigned,
(please print in block letters)
Surname:

First name:

Address:

owner of ....registered shares

and/or .... bearer shares

wishes to attend the Combined General Meeting of Shareholders of Suez

Signed in: .... , on 2002

Signature:

Holders of bearer shares

The Entry Card Request Form and the Request to Render Shares Non-Transferable (see previous page) may only be sent by the financial intermediary responsible for managing your shares.

Holders of registered shares

Entry Card Requests Form may be sent, without any further formalities being necessary, to Crédit Agricole Investors Services/CT (Service Assemblées - 128-130, Boulevard Raspail, 75288 Paris Cecex 06 - France).

suez

Société Anonyme – Share Capital: € 2,052,561,930
Head office: 16, rue de la Ville l'Evêque – 75008 PARIS (France)
542 062 559 R.C.S. PARIS

REQUEST TO RENDER SHARES NON-TRANSFERABLE

To be sent by holders of <u>bearer shares</u> to the financial intermediary where their bearer shares are held.

Addressee:
[To be sent by you to your bank or stockbroker]

....

....

....

....

Dear Sir or Madam,

For the purpose of the Combined General Meeting of Shareholders of Suez to be held on Friday, April 26, 2002 at 2:30 p.m. at the Palais des Congrès, 2 Place de la Porte Maillot, 75017 Paris - France, (in the absence of a quorum being reached on April 16, 2002), I hereby request that you block, ... (1) bearer shares owned by me and held by you in an account under my name, making them non-transferable until the day following this Meeting.

I hereby request that, by April 25, 2002 **<u>at the latest</u>**, you inform Crédit Agricole Investors Services/CT (Service Assemblées - 128-130, boulevard Raspail, 75288 Paris Cedex 06 - France) that these shares have been made non-transferable.

In addition,

- **I would like to attend this Meeting** and, for this purpose, have completed the Entry Card Request Form (see hereafter); (2)

- I do not wish to attend this Meeting, but nevertheless wish to participate; I therefore hereby request that you send to Crédit Agricole Investors Services/CT:

  - a proxy form (2),
  - a correspondence voting form (2),

along with a certificate attesting to the non-transferability of my shares.

Yours faithfully

Signed in ...., on 2002
[place]

Sender: (3)

....

.... Signature

....

....

....

(1) Indicate number of shares.
(2) Cross-out the inappropriate information.
(3) Shareholder's surname, first name and complete address (please print).

Secrétariat Général
PhC/PF – 22 mars 2002

SUEZ

Société Anonyme with share capital of EUR 2,052,561,930
Corporate headquarters : 16, rue de la Ville l'Evêque - 75008 PARIS
Paris Register of Commerce : 542 062 559

NOTICE OF MEETING

Shareholders of SUEZ are convened to attend the Combined Annual and Extraordinary General Meeting on Tuesday, April 16, 2002, at 10.00 a.m. at he Company Corporate headquarters, 16, rue de la Ville l'Evêque - 75008 Paris (France), to deliberate on the following agenda :

- Board of Directors' Report
- Auditors' Reports
- Independent Expert's Report
- Approval of the fiscal year 2001 Company financial statements and the transactions performed during the year
- Appropriation of earnings and declaration of the dividend
- Vote on the Auditors' Report on Agreements involving Directors of the Company
- Approval of the fiscal year 2001 consolidated financial statements
- Appointment of a Director
- Setting of Directors' fees
- Authorization to trade in the Company's shares
- Amendment of the bylaws in compliance with the New Economic Regulations Law n° 2001-420 of May 15, 2001
- Authorization granted to the Board of Directors to increase the share capital of the Company through the issue, with retention of preferential subscription rights, of shares, warrants and/or marketable securities conferring immediate or future entitlement to shares in the Company, or by the capitalization of additional paid-in capital, reserves, earnings or other amounts

- Authorization granted to the Board of Directors to increase the share capital of the Company through the issue, with cancellation of preferential subscription rights, of shares, warrants and/or marketable securities conferring immediate or future entitlement to shares in the Company, including within the context of a public offer for exchange

- Authorization granted to the Board of Directors to reduce the share capital of the Company by canceling shares

- Authorization granted to the Board of Directors to issue shares reserved for employee members of a Suez Group Corporate Savings Plan

- Authorization granted to the Board of Directors to perform a share issue reserved for employee members of a US Group Corporate Savings Plan

- Authorization granted to the Board of Directors to perform a share issue, with cancellation of preferential subscription rights, reserved for Spring Multiple 2002 SCA

- Approval of the US Group Corporate Savings Plan enabling employees of US companies to subscribe to share issues reserved for employee members of the US Group Savings Plan

- Powers to carry out decisions and perform formalities

If the quorum requirements should not be met at the General Meeting, the Combined Annual and Extraordinary General Meeting will be re-convened on **Friday, April 26, 2002, at 2;30 p.m.**, at the Grand Auditorium du Palais des Congrès, 2, place de la Porte Maillot, 75017 Paris (France).

*
* *

ELIGIBILITY AND PARTICIPATION AT THE GENERAL MEETING

All shareholders will be eligible to participate in the General Meeting, whatever the number of shares held.

- To be entitled to attend or to be represented at this Meeting:

  - **holders of registered shares** should have their holdings recorded in their name in the register kept by Crédit Agricole Investors Services/CT, at least 1 day prior to the date of the General Meeting;

  - **holders of bearer shares** should file or have filed by the bank, financial institution or broker with which the shares are recorded a certificate stating that their shares are non-transferable up until the date of the General Meeting. The certificate must be filed at least 1 day prior to the date of the Meeting with Crédit Agricole Investors Services/CT.

- To vote by correspondence, registered shares should be recorded or the certificate stating the non-transferability of bearer shares should be filed at least 3 days prior to the date of the General Meeting.

Crédit Agricole Investors Services/CT will send holders of registered shares the documents enabling them to attend or be represented at the Meeting, or to vote by correspondence. Holders of fractions of shares will be required to be represented by one such holder who will be considered to own a whole share.

In accordance with the bylaws, voting rights are vested solely in beneficial owners of the shares.

Subject to filing of a certificate stating that their shares are non-transferable up to the date of the Meeting:

- Shareholders wishing to attend the Meeting in person may obtain an entry card from Crédit Agricole Investors Services/CT*. Applications for entry cards must be received no later than 5 days prior to the date of the Meeting, failing which shareholders may obtain entry cards at the Palais des Congrès on the day of the Meeting;

- Shareholders who are unable to attend the Meeting in person may:

  1. give a form of proxy to their spouse or to another shareholder who plans to attend the Meeting,

  2. send a form of proxy to Crédit Agricole Investors Services/CT, without indicating the name of the proxy, in which case a vote will be cast in favour of the resolutions approved by the Board of Directors,

  3. vote by correspondence.

Shareholders who are unable to attend the General Meeting and who wish to be represented should send their form of proxy to Crédit Agricole Investors Services/CT*, to be received at least 1 day prior to the date of the Meeting.

A combined proxy and voting by correspondence form will be sent directly by Crédit Agricole Investors Services/CT to all holders of registered shares. Holders of bearer shares may obtain a copy of this form as from the date of convocation of the Meeting by writing to Crédit Agricole Investors Services/CT. The application should be made by registered letter with acknowledgement of receipt, to be received by Crédit Agricole Investors Services/CT* no later than 6 days prior to the date of the Meeting.

In order to be taken into account, votes by correspondence must be received by Crédit Agricole Investors Services/CT on the appropriate form, duly completed, at least 3 days prior to the date of the Meeting. Votes by correspondence from holders of bearer shares will be taken into account subject to a certificate stating that the shares are non-transferable being filed with Crédit Agricole Investors Services/CT at least 3 days prior to the date of the Meeting.

Shareholders who have elected to vote by correspondence will not have the right to attend or be represented at the Meeting.

THE BOARD OF DIRECTORS

* Service Assemblées, 128-130, boulevard Raspail – 75288 Paris Cedex 06

IMPORTANT : avant d'exercer votre choix, veuillez prendre connaissance des instructions situées au verso / before selecting please see instructions on reverse side

QUELLE QUE SOIT L'OPTION CHOISIE, DATER ET SIGNER AU BAS DU FORMULAIRE / *WHICHEVER OPTION IS USED, DATE AND SIGN AT THE BOTTOM OF THE FORM*

SUEZ

Société Anonyme
au capital de 2.052.561.930 Euros
Siège Social : 16, rue de la Ville l'Evêque
75383 PARIS Cedex 08
542 062 559 RCS PARIS

ASSEMBLÉE GÉNÉRALE MIXTE

convoquée le 16 avril 2002 à 10 h. au Siège de la société
et sur 2ème convocation (1) le 26 avril 2002 à 14 h 30,
Au Palais des Congrès 2, place de la Porte Maillot - 75017 Paris (France)

COMBINED GENERAL MEETING

convened on April 16, 2002 at 10 a.m.
At the company Head Office
and at second notice (1) on April 26, 2002 at 2.30 p.m.
At "Palais des Congrès" 2, place de la Porte Maillot - 75017 Paris (France)

CADRE RESERVE / *For Company's use only*

Identifiant / *Account*

Nombre d'actions / *Number of shares*: Nominatif / *Registered* — VS / *single vote*; VD / *double vote*. Porteur / *Bearer*

Nombre de voix / *Number of voting rights*

2 ☐ JE VOTE PAR CORRESPONDANCE / *I VOTE BY POST*
Cf. Au verso renvoi (3) - See reverse (3)

Je vote OUI à tous les projets de résolutions présentés ou agréés par le Conseil d'Administration ou le Directoire ou la Gérance, **à l'EXCEPTION** de ceux que je signale en noircissant comme ceci ▮ la case correspondante et pour lesquels je **vote NON** ou je m'abstiens.
I vote FOR all the draft resolutions approved by the Board of Directors ***EXCEPT*** *those indicated by a shaded box - like this ▮, for which I vote against or I abstain.*

1 ☐	2 ☐	3 ☐	4 ☐	5 ☐	6 ☐	7 ☐	8 ☐	9 ☐
10 ☐	11 ☐	12 ☐	13 ☐	14 ☐	15 ☐	16 ☐	17 ☐	18 ☐
19 ☐	20 ☐	21 ☐	22 ☐	23 ☐	24 ☐	25 ☐	26 ☐	27 ☐
28 ☐	29 ☐	30 ☐	31 ☐	32 ☐	33 ☐	34 ☐	35 ☐	36 ☐
37 ☐	38 ☐	39 ☐	40 ☐	41 ☐	42 ☐	43 ☐	44 ☐	45 ☐

Sur les projets de résolutions non agréés par le Conseil d'Administration ou le Directoire ou la Gérance, je vote en noircissant comme ceci ▮ la case correspondant à mon choix.
On the draft resolutions not approved by the Board of Directors, I cast my vote by shading the box of my choice - like this ▮.

	Oui/ Yes	Non/No Abst/Abs		Oui/ Yes	Non/No Abst/Abs
A	☐	☐	F	☐	☐
B	☐	☐	G	☐	☐
C	☐	☐	H	☐	☐
D	☐	☐	J	☐	☐
E	☐	☐	K	☐	☐

Si des amendements ou des résolutions nouvelles étaient présentés en assemblée / *In case amendments or new resolutions are proposed during the meeting.*

- Je donne pouvoir au Président de l'AG. de voter en mon nom. / *I appoint the Chairman of the meeting to vote on my behalf* ☐
- Je m'abstiens (l'abstention équivaut à un vote contre). / *I abstain from voting (is equivalent to a vote against)* ☐
- Je donne procuration (cf. au verso renvoi 2) à M, Mme ou Mlle ______ pour voter en mon nom / *I appoint (see reverse (2)) M, Mr or Miss / to vote on my behalf* ☐

1 ☐ JE DONNE POUVOIR AU PRÉSIDENT
dater et signer au bas du formulaire, sans rien remplir

I HEREBY GIVE MY PROXY TO THE CHAIRMAN
date and sign the bottom of the form without completing it

cf. au verso renvoi (2) - *See reverse (2)*

3 ☐ JE DONNE POUVOIR A : (soit le conjoint, soit un autre actionnaire - cf. renvoi (2) au verso) **pour me représenter à l'assemblée**
/ I HEREBY APPOINT (you may give your PROXY either to your spouse or to another shareholder - see reverse (2)) ***to represent me at the above mentioned meeting.***

M, Mme ou Melle / *Mr, Mrs or Miss*

Adresse / *Address*

☐ Je suis salarié éligible au sens du Nota de la 14ème résolution et je décide de ne pas prendre part au vote de cette même résolution quelle que soit l'option retenue par moi sur le présent formulaire, en noircissant la case ci-contre.

I am an eligible employee in the sense of the Note to the 14th Resolution and I have decided not to take part in the vote on that Resolution, irrespective of the option I have chosen on this form, by shading the opposite box.

Nom, Prénom, Adresse de l'actionnaire (si ces informations figurent déjà, les vérifier et les rectifier éventuellement)
- Surname, first name, address of the shareholder (if this information is already supplied, please verify and correct if necessary)
Cf. au verso renvoi (1) - See reverse (1)

Pour être prise en considération, toute formule de vote par correspondance doit parvenir au plus tard :
In order to be considered, this form of vote by post must be completed returned at the latest

	sur 1re convocation / *on 1st notification* AGO - AGE *ordinary meeting / extraordinary meeting*	sur 2e convocation / *on 2nd notification* AGO - AGE *ordinary meeting / extraordinary meeting*
à la BANQUE / *to the Bank*	13/04/02	23/04/02

Date & signature

(1) Dans le cas où le quorum ne serait pas atteint sur première convocation
(1) As the quorum will probably not be reached upon first notice

ATTENTION : S'il s'agit de titres au porteur, les présentes instructions que vous avez données, ne seront valides que si les titres correspondants ont été immobilisés, dans les délais prévus, par l'établissement financier qui tient votre compte de titres.
CAUTION : *concerning bearer shares, your vote or proxy will not be counted unless these shares have been blocked from trading by the subcustodian within the prescribed period.*

UTILISATION DU DOCUMENT

A. A défaut d'assister personnellement à l'Assemblée, l'actionnaire peut utiliser le formulaire de vote*. Dans ce cas il doit choisir l'une des trois possibilités :

⇨ Voter par correspondance (cocher la case appropriée, puis dater et signer au bas du formulaire) ⇨ donner pouvoir au Président (dater et signer au bas du formulaire sans remplir) ⇨ donner pouvoir à une personne dénommée (cocher et compléter la case appropriée, puis dater et signer au bas du formulaire).

QUELLE QUE SOIT L'OPTION CHOISIE la signature de l'actionnaire est indispensable

(1) Le signataire est prié d'inscrire très exactement, dans la zone réservée à cet effet, ses nom (en majuscules d'imprimerie), prénom usuel et adresse ; si ces indications figurent déjà sur le formulaire, il est demandé au signataire de les vérifier et, éventuellement, de les rectifier.

Pour les personnes morales, indiquer les nom, prénom et qualité du signataire.

Si le signataire n'est pas lui-même un actionnaire (exemple : Administrateur legal, Tuteur, etc.) il doit mentionner ses nom, prénom et la qualité en laquelle il signe le formulaire de vote.

Le formulaire adressé pour une Assemblée vaut pour les autres Assemblées successives convoquées avec le même ordre du jour (Art. 131-3-43 du décret du 23 mars 1967).

VOTE PAR CORRESPONDANCE

(3) Article L225-107 du Code de Commerce :

Tout actionnaire peut voter par correspondance, au moyen d'un formulaire dont les mentions sont fixées par décret. Les dispositions contraires des statuts sont réputées non écrites.

Pour le calcul du quorum, il n'est tenu compte que des formulaires qui ont été reçus par la Société avant la réunion de l'Assemblée, dans les conditions de délais fixés par décret. Les formulaires ne donnant aucun sens de vote ou exprimant une abstention sont considérés comme des votes négatifs.

Si vous désirez voter par correspondance, vous devez obligatoirement cocher la case JE VOTE PAR CORRESPONDANCE au recto.

Dans ce cas, il vous est demandé :

- **Pour les projets de résolutions proposés ou agréés par le Conseil d'Administration ou le Directoire ou la Gérance :**
- soit de voter "oui" pour l'ensemble des résolutions en ne noircissant aucune case.
- soit de voter "non" ou de vous abstenir (ce qui équivaut à voter "non") sur certaines ou sur toutes les résolutions en noircissant individuellement les cases correspondantes.
- **Pour les projets de résolutions non agréés par le Conseil d'Administration ou le Directoire ou la Gérance :**
- de voter résolution par résolution en noircissant la case correspondante à votre choix.

"En outre, pour le cas où des amendements aux résolutions présentées ou des résolutions nouvelles seraient déposées lors de l'assemblée, il vous est demandé d'opter entre 3 solutions (pouvoir au Président, abstention ou pouvoir à personne dénommée), en noircissant la case correspondante à votre choix."

POUVOIR AU PRESIDENT OU POUVOIR A UNE PERSONNE DENOMMEE

(2) **Article L225-106 du Code de Commerce : Un actionnaire peut se faire représenter par un autre actionnaire ou par son conjoint.**

Tout actionnaire peut recevoir les pouvoirs émis par d'autres actionnaires en vue d'être représenté à une Assemblée, sans autres limites que celles résultant des dispositions légales ou statutaires fixant le nombre maximal des voix dont peut disposer une même personne, tant en son nom personnel que comme mandataire. Avant chaque réunion de l'Assemblée générale des actionnaires, le Président du conseil d'administration ou le Directoire, selon le cas, peut organiser la consultation des actionnaires mentionnés à l'article L 225-102 du Code de Commerce afin de leur permettre de désigner un ou plusieurs mandataires pour les représenter à l'Assemblée générale conformément aux dispositions du présent article. Cette consultation est obligatoire lorsque, les statuts ayant été modifiés en application de l'article L 225-23 ou de l'article L 225-71 du Code de Commerce, l'Assemblée générale ordinaire doit nommer au Conseil d'Administration ou au Conseil de surveillance, selon le cas, un ou des salariés actionnaires ou membres des Conseils de surveillance des fonds communs de placement d'entreprise détenant des actions de la société. Les clauses contraires aux dispositions des alinéas précédents sont réputés non écrites.

Pour toute procuration d'un actionnaire sans indication de mandataire, le Président de l'Assemblée générale émet un vote favorable à l'adoption de projets de résolutions présentés ou agréés par le Conseil d'Administration ou le Directoire, selon le cas, et un vote défavorable à l'adoption de tous les autres projets de résolution. Pour émettre tout autre vote, l'actionnaire doit faire choix d'un mandataire qui accepte de voter dans le sens indiqué par le mandant".

* Le texte des résolutions figure dans le dossier de convocation joint au présent formulaire (art. D 133) : ne pas utiliser à la fois : "JE VOTE PAR CORRESPONDANCE" et "JE DONNE POUVOIR A" (Art. D 133-8). La langue française fait foi.

NB : Si les informations contenues sur le présent formulaire sont utilisées pour un fichier nominatif informatisé, elles sont soumises aux prescriptions de la Loi 78-17 du 6 janvier 1978, notamment en ce qui concerne le droit d'accès et de rectification pouvant être exercé par l'intéressé.

INSTRUCTIONS FOR COMPLETION

A. If the shareholder cannot personally attend the General Meeting, he / she may use this form as a postal vote*. In this case choose one of the three possibilities :

In this case check box B on the front of the form and choose one of the three possibilities :
- use the postal voting form (tick the appropriate box, date and sign below)
- give your proxy to the Chairman (date and just sign at the bottom of the form without filling in)
- give your proxy to another shareholder (tick and fill in the appropriate box, date and sign below).

WHICHEVER OPTION IS USED the shareholder's signature is necessary

(1) The shareholder should write his exact name and address in capital letters in the space provided ; if this information is already supplied, please verify and correct if necessary. If the shareholder is a legal entity, the signatory should indicate his full name and the capacity in which he is entitled to sign on the legal entity's behalf. If the signatory is not the shareholder (e.g. a legal guardian, etc.), please specify your full name and the capacity in which you are signing the proxy.

The form sent for one meeting will be valid for all meetings subsequently convened with the same agenda (art. 131-353 of March 23, 1967 law).

POSTAL VOTING FORM

(3) Article L 225-107 (Code de Commerce) :

"A shareholder can vote by post by using a postal voting form determined by law. Any other methods are deemed to be invalid. Only the forms received by the Company before the meeting, within the time limit and conditions determined by law, are valid to calculate the quorum.

The forms giving no voting direction or indicating abstention are deemed to vote against."

If you wish to use the postal voting form, you must tick the box on the front of the document : "I VOTE BY POST"

In such event, please comply with the following instructions :

- **For the resolutions proposed or agreed by the Board, you can :**
- either vote "for" for all the resolutions by leaving the boxes blank.
- or vote "against" or "abstention" (which is equivalent to voting against) by shading boxes of your choice.
- **For the resolutions not agreed by the Board, you can :**
- vote resolution by resolution by shading the appropriate boxes.

In case of amendments or new resolutions during the shareholder meeting you are requested to choose between three possibilities (proxy to the chairman, abstention or proxy to another shareholder) by shading the appropriate box.

PROXY TO THE CHAIRMAN OR PROXY TO ANOTHER SHAREHOLDER

(2) Article L 225-106 (Code de Commerce) : "**A shareholder can have himself/herself represented by another of by his/her spouse.**

Any shareholder can receive proxies issued by the other shareholders to have themselves represented at a meeting, without any other limitations than those laid down by the law or by the articles of association fixing the maximum number of votes to which a person is entitled both in his/her own name or a proxy. Before each shareholder's meeting, the Chairman of the Board of Directors or the Executive Board, may consult the shareholders listed in article L 225-102 (Code de Commerce) in order to allow *them to designate one or several proxies to represent them* at the shareholders meeting in accordance with this article. Such consultation is obligatory when the articles of association, having been modified pursuant to articles L 225-23 or L 225-71 (Code de Commerce), require the shareholders' ordinary meeting to appoint to the Board of Directors or the Executive Board, one or more shareholder employees or members of the Executive Board of a pension fund holding shares in the company. The clauses in contradiction with the provisions of the foregoing paragraphs are deemed to be invalid. **When proxies do not indicate the name of the appointed proxy, the chairman of the meeting will vote the proxy in favor of the adoption of the draft resolutions presented or approved by the Board of Directors or the Executive Board, and will vote the proxy against the adoption of all the other draft resolutions. To give any other vote, the shareholder must choose a proxy who accepts to vote as he/she indicates.**

* The text of the resolutions are in the notification of the meeting wich is sent with this proxy (art. D 133) please do not use both "I VOTE BY POST" and "I HEREBY APPOINT" (art. D 133-8). The French version of this document governs ; the English translation is for convenience only.

NB : If any information included in this form is used for a computer file, it is protected by the provisions of law 78-17 of January 6, 1978, especially about rights of access and alteration that can be exercised by interested parties.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUEZ
(registrant)

Date : March 29, 2002

By: Senior Vice President – General Counsel
(Signature) * P. de Margerie
/Philippe de MARGERIE/

* Print the name and title of the signing officer under his signature.